EXHIBIT 11.1

CPI Corp.
Computation of Per Common Share Loss - Diluted
(Unaudited)

in thousands, except share and per share data	12 Weeks Ended
	April 28, 2012	April 30, 2011
Diluted:
Net (loss) income applicable to common shares	$(4,644)	$747

Shares:
Weighted average number of common shares outstanding	9,111,355	9,092,429
Dilutive effect of exercise of certain stock options	—	4,244
Less: Treasury stock - weighted average	(2,097,043)	(2,098,333)

Weighted average number of common and common equivalent shares outstanding	7,014,312	6,998,340

Net (loss) income per common and common equivalent shares	$(0.66)	$0.11